                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



[X]   Annual Report Pursuant to Section 15(d) of the Securities
      Exchange Act of 1934 [No Fee Required, Effective October 7, 1996]

      For the fiscal year ended: September 30, 1999

                                       OR


[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

      For transition period from __________ to ___________

      Commission file number 0-20244

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      DATA RESEARCH ASSOCIATES, INC. 401[K] PROFIT SHARING PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         DATA RESEARCH ASSOCIATES, INC.
                              1276 North Warson Rd.
                            St. Louis, Missouri 63132

                              Financial Statements
                           and Supplemental Schedules

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

                     Years ended September 30, 1999 and 1998
                       with Report of Independent Auditors

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

                              Financial Statements
                           and Supplemental Schedules



                     Years ended September 30, 1999 and 1998




                                    CONTENTS

Report of Independent Auditors...............................................  1

Financial Statements

Statements of Net Assets Available for Plan Benefits.........................  2
Statements of Changes in Net Assets Available for Plan Benefits..............  3
Notes to Financial Statements................................................  4


Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes...................  9
Line 27d - Schedule of Reportable Transactions............................... 10


A schedule of nonexempt transactions for the period ended September 30, 1999 has not been presented because there were no nonexempt transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

                         Report of Independent Auditors

Plan Administrator
Data Research Associates, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of Data Research Associates, Inc. 401(k) Profit Sharing Plan (the Plan) as of September 30, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of September 30, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                       Ernst & Young LLP
January 7, 2000

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

              Statements of Net Assets Available for Plan Benefits


                                                                             SEPTEMBER 30
                                                                        1999               1998
                                                                     -----------------------------
ASSETS
Cash                                                                 $   24,314         $       --
Investments at fair value:
   Money market funds                                                        --            142,916
   Common/collective trusts                                             675,628                 --
   U.S. Treasury bills and notes                                             --            345,497
   Mutual funds                                                       4,493,388          1,311,135
   Common stocks                                                        101,892          2,052,101
   Participant notes receivable                                          82,665             30,194
                                                                     ----------         ----------
Total investments                                                     5,353,573          3,881,843

Receivables:
   Employer's contribution                                                2,918            117,471
   Participants' contribution                                            18,404             16,836
   Interest receivable                                                    1,606                 --
                                                                     ----------         ----------
                                                                         22,928            134,307
                                                                     ==========         ==========
Net assets available for plan benefits                               $5,400,815         $4,016,150
                                                                     ==========         ==========

See accompanying notes.

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

         Statements of Changes in Net Assets Available for Plan Benefits


                                                                        YEAR ENDED SEPTEMBER 30
                                                                        1999               1998
                                                                      ----------------------------
Additions:
   Investment income                                                  $    93,485      $   232,262
   Net realized and unrealized appreciation
     (depreciation) in fair value of investments                          833,493          (92,565)
   Contributions:
     Participants                                                         466,865          435,206
     Employer                                                             230,442          143,458
     Rollover contributions                                                10,209           60,185
                                                                      -----------      -----------
                                                                          707,516          638,849
                                                                      -----------      -----------
Total additions                                                         1,634,494          778,546

Deductions:
   Benefits paid to participants                                          249,829          329,549
                                                                      -----------      -----------

Net increase in net assets available for plan
   benefits                                                             1,384,665          448,997
Net assets available for plan benefits at
   beginning of year                                                    4,016,150        3,567,153
                                                                      ===========      ===========
Net assets available for plan benefits at end
   of year                                                            $ 5,400,815      $ 4,016,150
                                                                      ===========      ===========

See accompanying notes.

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

                         Notes to Financial Statements

                               September 30, 1999


1. DESCRIPTION OF THE PLAN

The following description of the Data Research Associates, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all domestic employees of Data Research Associates, Inc. (the Company) who are 21 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1999, the Company adopted a replacement prototype plan document that is substantially similar in all respects to the former plan document. Also effective January 1, 1999, Merrill Lynch Trust was appointed as trustee of the Plan and related trust, replacing Michael J. Mellinger, the former trustee of the Plan and related trust.

Administrative fees for the Plan are paid by the Company.

CONTRIBUTIONS

Participants may elect to contribute up to 15 percent of eligible compensation, as defined by the Plan. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 1999, the employer is permitted to make discretionary matching contributions not to exceed 100 percent of each participant's elected contribution up to 15 percent. During the plan year ended September 30, 1998, the Company made matching contributions of 100 percent of participants' contributions, up to the then maximum of $1,500 per participant. Effective October 1, 1998, the Company raised the maximum to $2,000 per participant. The Company may also make discretionary profit sharing contributions. There were no discretionary profit sharing contributions during 1999 or 1998. All contributions are subject to applicable limitations.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contributions and (b) plan earnings and is charged with an allocation of investment expenses. Allocations are based on participant earnings or

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS (CONTINUED)

account balances. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately vested in their salary deferral contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested in increments over five years of continuous service.

INVESTMENT OPTIONS

Until January 1, 1999, participants could direct employer and employee contributions in 10 percent increments in any of the following eight options:
Guaranteed Income Fund, Balanced Fund, Large Capital Growth Fund, Small Capital Growth Fund, Basic Value Fund, International Equity Fund, Data Research Associates, Inc. (DRA) Stock Fund, and Income Fund.

Effective January 1, 1999, the previous investment options were replaced by the following investment options: Merrill Lynch Retirement Preservation Trust, Merrill Lynch Capital Fund, Merrill Lynch S&P 500 Index Fund, Merrill Lynch Small Cap Index Fund, AIM International Equity Fund, Merrill Lynch Federal Securities Trust, MFS Capital Opportunities Fund, Massachusetts Investors Growth Fund, and Data Research Associates, Inc. Stock Fund.

Participants may change their investment options quarterly.

PARTICIPANT NOTES RECEIVABLE

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their vested account balance, excluding discretionary profit sharing contributions. Loan terms extend up to five years or in excess of five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate determined by the administrator.

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

On termination of service, death, disability, or retirement, the participant may elect to receive a distribution equal to the vested value of his or her account in the form of a lump sum, annual installments over a period not to exceed the participant's lifetime, or the joint lifetime of the participant and the participant's spouse, or single or joint life annuity.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are presented on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investment securities held in the Plan's funds are stated at fair market value determined by Merrill Lynch Trust, the trustee of the Plan, from publicly quoted market prices. Participant notes receivable are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain reclassifications were made to the 1998 amounts in order to conform with the 1999 presentation.

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

                    Notes to Financial Statements (continued)

3. INVESTMENTS

The following table presents investments. Investments that represent 5 percent or more of the Plan's net assets available for benefits are separately identified:


                                                                        SEPTEMBER 30
                                                                   1999                1998
                                                                --------------------------------
DRA Stock Fund                                                  $  101,892           $   56,757
Merrill Lynch Retirement Preservation Trust                        675,628*                  --
Merrill Lynch Capital Fund, Class D                              1,287,486*                  --
Merrill Lynch S&P 500 Index Fund, Class A                          114,129                   --
Merrill Lynch Small Cap Index Fund                                   2,546                   --
AIM International Equity Fund                                      241,991                   --
Merrill Lynch Federal Securities Trust, Class D                    156,251                   --
MFS Capital Opportunities Fund, Class A                            586,919*                  --
Massachusetts Investors Growth Fund                              2,104,066*                  --
Participant loans                                                   82,665               30,194
Guaranteed Income Fund                                                  --              433,445*
Balanced Fund                                                           --            1,249,727*
Large Capital Growth Fund                                               --            1,216,497*
Small Capital Growth Fund                                               --              382,686*
Basic Value Fund                                                        --              303,773*
International Equity Fund                                               --              170,018
Income Fund                                                             --               38,746
                                                                ----------           ----------
                                                                $5,353,573           $3,881,843
                                                                ==========           ==========

*Represents 5 percent of more of plan's net assets available for benefits.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

                    Notes to Financial Statements (continued)

5. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 18, 1995 that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and a new replacement prototype plan adopted since receiving the determination letter. The plan administrator has applied for a new determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

6. WITHDRAWN PARTICIPANTS

Amounts allocated to participants who have elected to withdraw from the Plan but have not yet been paid were $0 and $80,131 at September 30, 1999 and 1998, respectively.

                             SUPPLEMENTAL SCHEDULES

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan
                          EIN: 43-1063230 Plan No. 001

           Line 27a - Schedule of Assets Held for Investment Purposes

                               September 30, 1999


                                                                                                                            CURRENT
                  IDENTITY OF ISSUER                       DESCRIPTION OF INVESTMENT                            COST         VALUE
------------------------------------------------------------------------------------------------------------------------------------
AIM International Equity Fund                        11,997.569 shares of Registered Investment Company    $   230,352  $   241,991

Data Research Associates, Inc.*                      11,900.467 shares of common stock                         135,109      101,892

Merrill Lynch Retirement Preservation Trust*         675,627.68 shares of common/collective trust              675,628      675,628

Merrill Lynch Federal Securities Trust, Class D*     16,534.534 shares of Registered Investment Company        160,455      156,251

Merrill Lynch Small Cap Index Fund*                  243.163 shares of Registered Investment Company             2,592        2,546

Massachusetts Investors Growth Fund                  122,187.32 shares of Registered Investment Company      1,971,386    2,104,066

Merrill Lynch Capital Fund, Class D*                 38,791.387 shares of Registered Investment Company      1,346,175    1,287,486

MFS Capital Opportunities Fund, Class A              30,648.521 shares of Registered Investment Company        521,441      586,919

Merrill Lynch S&P 500 Index Fund, Class A*           7,106.383 shares of Registered Investment Company         117,478      114,129
                                                                                                           -------------------------
                                                                                                             5,160,616    5,270,908

Various plan participants                            Loans to participants, bearing interest at 6.25%
                                                       to 9.5%, maturity dates through 2006                        -         82,665
                                                                                                           =========================
                                                                                                            $5,160,616   $5,353,573
                                                                                                           =========================

* Represents party-in-interest to the Plan.

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan
                          EIN: 43-1063230 Plan No. 001

                 Line 27d - Schedule of Reportable Transactions

                          Year ended September 30, 1999


                                                                                              PURCHASE         SELLING
    IDENTITY OF PARTY INVOLVED                      DESCRIPTION OF ASSET                       PRICE            PRICE
-----------------------------------------------------------------------------------------------------------------------------------
Category (i) - A transaction in excess of 5 percent of beginning net assets

Merrill Lynch                               ML Retirement Preservation Trust                $    166,882        $       -
Fidelity                                    Fidelity Advisor Growth Fund                               -          343,673
Merrill Lynch                               International Equity Fund                                  -          203,235
Merrill Lynch                               CMA Money Fund                                       468,614                -
The Nicholas Applegate Family of Funds      Nicholas Applegate Mid Cap Growth Fund                     -          465,024
Merrill Lynch                               CMA Money Fund                                             -          430,351
Merrill Lynch                               CMA Money Fund                                       370,960                -
Merrill Lynch                               Merrill Lynch Retirement Preservation Trust          618,928                -
Merrill Lynch                               Massachusetts Investors Growth Fund                1,962,257                -
The AIM Family of Funds                     AIM International Equity Fund                        220,372                -
Massachusetts Financial Services Group      MFS Capital Opportunities Fund, Class A              515,614                -
Merrill Lynch                               Merrill Lynch Capital Fund, Class D                1,389,245                -
Merrill Lynch                               CMA Money Fund                                       340,500                -
Merrill Lynch                               CMA Money Fund                                       202,272                -



                                                                                                              CURRENT
                                                                                                          VALUE OF ASSET
                                                                                                                ON
                                                                                                 COST      TRANSACTION     NET GAIN
    IDENTITY OF PARTY INVOLVED                      DESCRIPTION OF ASSET                       OF ASSET        DATE         (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
Category (i) - A transaction in excess of 5 percent of beginning net assets


Merrill Lynch                               ML Retirement Preservation Trust                 $   166,882    $   166,882   $      -
Fidelity                                    Fidelity Advisor Growth Fund                         259,152        343,673     84,521
Merrill Lynch                               International Equity Fund                            232,806        203,235    (29,571)
Merrill Lynch                               CMA Money Fund                                       468,614        468,614          -
The Nicholas Applegate Family of Funds      Nicholas Applegate Mid Cap Growth Fund               489,603        465,024    (24,579)
Merrill Lynch                               CMA Money Fund                                       430,351        430,351          -
Merrill Lynch                               CMA Money Fund                                       370,960        370,960          -
Merrill Lynch                               Merrill Lynch Retirement Preservation Trust          618,928        618,928          -
Merrill Lynch                               Massachusetts Investors Growth Fund                1,962,257      1,962,257          -
The AIM Family of Funds                     AIM International Equity Fund                        220,372        220,372          -
Massachusetts Financial Services Group      MFS Capital Opportunities Fund, Class A              515,614        515,614          -
Merrill Lynch                               Merrill Lynch Capital Fund, Class D                1,389,245      1,389,245          -
Merrill Lynch                               CMA Money Fund                                       340,500        340,500          -
Merrill Lynch                               CMA Money Fund                                       202,272        202,272          -

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan
                          EIN: 43-1063230 Plan No. 001

           Line 27d - Schedule of Reportable Transactions (continued)

                          Year ended September 30, 1999


                                                                                             NUMBER OF     PURCHASE     SELLING
    IDENTITY OF PARTY INVOLVED                      DESCRIPTION OF ASSET                    TRANSACTIONS    PRICE        PRICE
------------------------------------------------------------------------------------------------------------------------------------

Category (iii) - A series of transactions in excess of 5 percent of beginning net assets

Merrill Lynch                               CMA Money Fund                                       93         1,749,742            -
                                                                                                 40                 -      815,193

Merrill Lynch                               Merrill Lynch Retirement Preservation Trust          86           751,699            -
                                                                                                 16                 -       76,082

Merrill Lynch                               Massachusetts Investors Growth Fund                  71         2,178,986            -
                                                                                                 32                 -      217,578

Merrill Lynch                               Merrill Lynch Capital Fund, Class D                  68         1,553,232            -
                                                                                                 29                 -      213,288

The AIM Family of Funds                     AIM International Equity Fund                        59           246,838            -
                                                                                                 9                  -       16,416

Massachusetts Financial Services Group      MFS Capital Opportunities Fund, Class A              65           595,144            -
                                                                                                 17                 -       78,770

Fidelity                                    Fidelity Advisor Growth Fund                         2              7,764            -
                                                                                                 2                  -      360,218

Merrill Lynch                               Merrill Lynch International Equity Fund              3              7,163            -
                                                                                                 2                  -      204,767

The Nicholas Applegate Family of Funds      Nicholas Applegate Mid Cap Growth Fund               3             18,631            -
                                                                                                 1                  -      465,024


                                                                                                             CURRENT
                                                                                                             VALUE OF
                                                                                                             ASSET ON
                                                                                              COST          TRANSACTION    NET GAIN
    IDENTITY OF PARTY INVOLVED                      DESCRIPTION OF ASSET                    OF ASSET           DATE         (LOSS)
------------------------------------------------------------------------------------------------------------------------------------

Category (iii) - A series of transactions in excess of 5 percent of beginning net assets

Merrill Lynch                               CMA Money Fund                                  1,749,742        1,749,742            -
                                                                                              815,193          815,193            -

Merrill Lynch                               Merrill Lynch Retirement Preservation Trust       751,699          751,699            -
                                                                                               76,082           76,082            -

Merrill Lynch                               Massachusetts Investors Growth Fund             2,178,986        2,178,986            -
                                                                                              207,628          217,578        9,950

Merrill Lynch                               Merrill Lynch Capital Fund, Class D             1,553,232        1,553,232            -
                                                                                              207,056          213,288        6,232

The AIM Family of Funds                     AIM International Equity Fund                     246,838          246,838            -
                                                                                               16,516           16,416         (100)

Massachusetts Financial Services Group      MFS Capital Opportunities Fund, Class A           595,144          595,144            -
                                                                                               73,731           78,770        5,039

Fidelity                                    Fidelity Advisor Growth Fund                        7,764            7,764            -
                                                                                              268,381          360,218       91,837

Merrill Lynch                               Merrill Lynch International Equity Fund             7,163            7,163            -
                                                                                              234,338          204,767      (29,571)

The Nicholas Applegate Family of Funds      Nicholas Applegate Mid Cap Growth Fund             18,631           18,631            -
                                                                                              489,603          465,024      (24,579)

There were no category (ii) or (iv) transactions.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan sponsor has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      DATA RESEARCH ASSOCIATES, INC
                                      401(k) PROFIT SHARING PLAN

                                      By:  Data Research Associates, Inc., as
                                           Plan Sponsor

3/14/00                               By:  /s/ Michael J. Mellinger, President
-------                                    -----------------------------------
Date                                       Michael J. Mellinger, President

                                EXHIBIT INDEX


Exhibit No.     Description
-----------     -----------

    23          Consent of Ernst & Young LLP